Exhibit 1
Online Resources Corporation’s Largest Shareholder Announces Three Nominees to the Board of Directors
Santa Monica, Calif. — February 9, 2009 — Tennenbaum Capital Partners, LLC today announced that it has nominated highly qualified individuals for each of the three board seats that are to be filled at the Online Resources Corporation (Nasdaq: ORCC) annual meeting of stockholders scheduled for May 6, 2009. The nominees are John Dorman, Edward D. Horowitz and Bruce A. Jaffe.
The full text of a letter sent to ORCC, which includes more detailed information about the nominees, is included below.
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Board of Directors of Online Resources Corporation
c/o Mr. Matthew P. Lawlor, Chairman & Chief Executive Officer
4795 Meadow Wood Lane
Chantilly, VA 20151
February 5, 2009
Ladies and Gentlemen:
Attached to this letter please find a copy of the formal notice sent today by Special Value Opportunities Fund, LLC (a holder of record of ORCC’s common shares) nominating candidates for each of the three board seats that are to be filled at the annual meeting of stockholders scheduled for May 6, 2009.
In our previous letter to you we discussed a series of actions that we strongly recommended that the Board of Directors adopt. Among other things, we recommended that the Board consider strategic alternatives and improvements in corporate governance, including splitting the Chairman and Chief Executive Officer roles. Not unexpectedly, the Company and the Board appear to be content with their current practices. As a result, we are nominating to the Board three exceptional and highly qualified candidates that include past chief executives and other corporate officers who have led businesses in industries similar or related to ORCC’s.
Our nominees are John Dorman (past Chairman, President and Chief Executive Officer of Digital Insight Corporation); Edward D. Horowitz (past President and Chief Executive Officer of SES Americom); and Bruce A. Jaffe (past Corporate Vice President and head of Corporate Development of Microsoft Corporation). John, Ed and Bruce have all had exceptional track records in creating value for stakeholders; evaluating strategic alternatives for technology services businesses similar to ORCC; pursuing best corporate governance practices; and running and improving businesses in the technology space. We believe that, if elected, these nominees will challenge both management and existing directors about all aspects of creating value at ORCC, from corporate strategy to matters of operational execution.
•	John Dorman — Mr. Dorman was Chief Executive Officer of Digital Insight Corporation from October 1998 to August 2003, and remained a Director until the Company was sold in 2007. During Mr. Dorman’s tenure, he significantly increased revenue and EBITDA and established Digital Insight as one of the leading online banking platforms, culminating in a very successful cash sale to Intuit Inc. for $1.35 billion. We expect that Mr. Dorman will take a strong leadership position in the Board based on his past success and strong familiarity with both ORCC and potential strategic partners. We believe that Mr. Dorman’s leadership in the industry will help improve the perception of ORCC in the corporate M&A market given that he is a familiar face to many parties with whom ORCC has overlapping strategic interests. Mr. Dorman clearly brings exceptional qualities to the Board of ORCC. His full bio is as follows:
o	Mr. Dorman has held a wide range of senior level executive positions in both the technology and financial institution sectors over the past 25 years.

o	From October 1998 to August 2003, Mr. Dorman served as Chief Executive Officer of Digital Insight Corporation, a company that provides online banking and electronic payment services to mid-market banks and credit unions. Following his retirement as Chief Executive Officer, Mr. Dorman continued to serve as a director of Digital Insight, continuing to provide strategic leadership to the board and management until the Company was acquired by Intuit Inc. in 2007 for $1.35 billion.

o	Prior to joining Digital Insight, Mr. Dorman served as Senior Vice President of the Global Financial Services Division of Oracle Corporation from August 1997 to October 1998, where he was responsible for product development, services and sales to banks and brokerage firms worldwide. Mr. Dorman was promoted into this position shortly after Oracle acquired Treasury Services Corporation, a provider of modeling and analysis software for financial institutions that he founded in 1983. Mr. Dorman was the Chairman and Chief Executive Officer of Treasury Services Corporation from 1983 to 1997.

o	Prior to founding Treasury Services Corporation, Mr. Dorman spent 11 years at Union Bank of California, and served as Treasurer of the Company from 1979 to 1983.

o	Mr. Dorman currently serves as Chairman of the board of directors of Deep Dyve, Inc., and also serves as a director of Consumer Healthcare Advantage, LLP. Mr. Dorman previously served on the board of directors of Zantaz, Inc., until it was acquired by Autonomy, LLC in 2007.

o	Mr. Dorman was named Entrepreneur of the Year in Greater Los Angeles by Ernst & Young in 2003, and was also named to the National Entrepreneur of the Year Hall of Fame in 2003.

o	Mr. Dorman received a B.A. from Occidental College and an M.B.A. from the University of Southern California.
•	Edward D. Horowitz — Mr. Horowitz has over 30 years of executive level experience with roles as Chief Executive Officer of SES Americom, and senior operating roles at Viacom Inc. and Citigroup Inc. In addition, and in between many of his executive roles, Mr. Horowitz has served as a consultant for several leading North American technology and media companies, helping drive their corporate strategy, and serving on their boards and related board committees. Mr. Horowitz’s extensive background from Citigroup in e-banking and his understanding of the technology delivery requirements (both bank requirements and consumer needs) for internet banking and online bill pay would add tremendous value to the ORCC Board. We believe his combination of executive management leadership and knowledge of ORCC’s industry will help add the necessary operating discipline and focus toward a successful outcome for shareholders. His full bio is as follows:
o	From May 2005 to May 2008, Mr. Horowitz served as the President & Chief Executive Officer of SES Americom, North America’s leading commercial satellite provider, and a member of the executive committee of its parent company, SES Global.

o	Prior to joining SES Americom, Mr. Horowitz was recruited by Citigroup’s Chairman, John Reed, to serve as the Chairman of e-Citi and Executive Vice President of Citigroup’s Advanced Development unit, a position he held from January 1997 to July 2000. During his tenure at Citigroup, Mr. Horowitz was responsible for developing and deploying Citigroup’s technology infrastructure to place its products and services on the internet and other electronic platforms. He also served as Chairman of e-Citi, the business unit he founded as the vehicle through which Citigroup could pursue its goal of extending its reach to meet the needs of the emerging middle class around the world. Mr. Horowitz served on Citigroup’s executive and operating committees.

o	From April 1989 to January 1997, Mr. Horowitz served as Viacom’s Senior Vice President, Technology and Operations. From July 1992 until March 1994 he also served as Chairman and Chief Executive Officer of Viacom Broadcasting and from March 1994 until January 1997 he also served as Chairman & Chief Executive Officer of Viacom New Media. Mr. Horowitz was recruited by the Chief Executive Officer to design and implement technology infrastructure to facilitate global expansion, cost reduction, and innovate new levels of service delivery. He also worked on the alignment of business units following the Company’s significant merger and integration activities. During his tenure, Mr. Horowitz served on Viacom’s operating committee.

o	From December 1974 to April 1989, Mr. Horowitz served in a series of roles leading up to Senior Vice President, Network Operations and Business Development of Home Box Office, Inc. (HBO). During Mr. Horowitz’s tenure, he helped grow subscribers from 56,000 to 22 million, and held full P&L authority over marketing, sales, programming and operations. Mr. Horowitz served on HBO’s executive committee.

o	Mr. Horowitz is currently the Chairman of Edslink, LLC, a financial and technology consulting firm that he founded in 2000. Mr. Horowitz is currently a member of the board of directors of EaglePicher and American Management Association, as well as serving on the Network Advisory Council for Accenture. Mr. Horowitz has previously served on the board of directors of i-Village, American Reprographics and Acterna (an optical components company acquired by JDS Uniphase).

o	Mr. Horowitz received a B.S. from City College of New York and an M.B.A. from Columbia University.
•	Bruce A. Jaffe — Mr. Jaffe is a veteran software and internet executive with over 15 years of experience, particularly in dealing with the challenges faced by business-to-business-to-consumer (B2B2C) web based business models like ORCC. Mr. Jaffe has had a long history of success in shaping corporate strategy and leading the M&A and business development functions at Microsoft. There are few professionals that have had the robust level of experience that Mr. Jaffe has had, with Mr. Jaffe having executed over 55 M&A transactions, 12 investments and 2 joint ventures while managing Corporate Development at Microsoft Corporation. Over his 13 year career at Microsoft (which included a role as Chief Financial Officer and head of Business Development of MSN — then one of the largest web-based businesses globally), Mr. Jaffe developed an expertise at identifying flaws and opportunities and determining the appropriate set of strategic and financial alternatives to maximize value outcomes. His full bio is as follows:
o	Since March 2008, Mr. Jaffe has been self employed as a consultant and advisor through his firm, Three Point Group, LLC.

o	Mr. Jaffe held various senior level positions at Microsoft Corporation, including Corporate Vice President, Corporate Development from December 2005 to February 2008; Corporate Vice President & Chief Financial Officer, MSN Division from April 2003 to December 2005; Corporate Vice President/General Manager, MSN Business Development from June 2001 to April 2003; and Director of Corporate Strategy and Corporate Development from June 1995 to June 2001. While managing Corporate Development, Mr. Jaffe built Microsoft Corporate Development into one of the world’s most active and admired M&A and corporate strategy organizations. During his tenure as Chief Financial Officer and Head of Business development of MSN, Mr. Jaffe was responsible for nearly a $1 billion operating income turnaround, and was responsible for many of the strategic initiatives and alliances that drove enhanced consumer adoption of MSN and its related web properties and services. During Mr. Jaffe’s first period in Corporate Development and Strategy, he managed the team responsible for key consumer strategic initiatives, including MSN, Microsoft TV, Gaming/XBOX and Window Media Technology investments.

o	Prior to joining Microsoft, Mr. Jaffe served as Chief Operating Officer of de’MEDICI Systems, Inc., a software start-up, beginning in 1991, and subsequently sold to Waverly Corporation in June, 1995.

o	Mr. Jaffe received a B.S. from the University of California, Berkeley and an M.B.A. from Stanford University.

o	Mr. Jaffe is currently a Guest Lecturer at the University of Washington Michael G. Foster School of Business.

As ORCC’s largest investor, we are committed to achieving value for our investors and for all the shareholders of the Company. Through the nomination of our three candidates, we believe we are providing all shareholders with an opportunity to elect truly independent and highly experienced candidates who will add value to the business operationally, strategically and to shareholders through the Board room. In addition, we believe our three nominees will bring fresh perspectives to the Board and to management through their unique and in-depth experiences of managing, leading, buying and selling similarly situated businesses. Our candidates are committed to working with the remaining Board members to act in the best interests of and maximize value for all shareholders. While our firm has supported the ORCC’s nominees in the past (including the recent mid year election of both Heidi Roizen and Janey Place), we are simply at a point where we believe we can do better for all shareholders with a new slate of directors.
Sincerely,

Michael Leitner	Hugh Steven Wilson
Managing Partner	Managing Partner
Tennenbaum Capital Partners	Tennenbaum Capital Partners

Chief Executive Officer
Special Value Opportunities Fund, LLC
Important Information
SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT RELATED TO THE SOLICITATION OF PROXIES BY TENNENBAUM CAPITAL PARTNERS, LLC FROM THE STOCKHOLDERS OF ONLINE RESOURCES CORPORATION FOR USE AT ITS ANNUAL MEETING, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT, ALONG WITH OTHER RELEVANT DOCUMENTS, WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A FILED ON FEBRUARY 6, 2009 BY TENNENBAUM CAPITAL PARTNERS, LLC WITH THE SECURITIES AND EXCHANGE COMMISSION.
Contact: Steven Wilson
Managing Partner
Tennenbaum Capital Partners
(310) 899-4915

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